Exhibit 99.20

APPLIED INVENTIONS MANAGEMENT CORP.

Management Discussion and Analysis of Financial Conditions and Results of Operations for the nine month periods ended May 31, 2018 & 2017

This Management Discussion and Analysis (M.D. & A.) should be read in conjunction with Applied Inventions Management Corp.’s (the “Company”) consolidated annual audited financial statements and the accompanying notes thereto which have been prepared in accordance with International Financial Reporting Standards (IFRS) in Canada. All monetary amounts are expressed in Canadian dollars. Additional information regarding the Company is available on the SEDAR website at www.sedar.com

FORWARD - LOOKING INFORMATION

The M. D. & A. and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Management considers the assumptions on which these forward-looking statements are reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

DATE OF M. D. & A.

This M. D. & A. was prepared on July 19, 2018.

GENERAL OVERVIEW

On August 29, 2014, the Company filed articles of amendment changing its name from Applied Inventions Management Inc. to Applied Inventions Management Corp.

A cease trade order (“CTO”) was imposed on the Company by the Ontario Securities Commission on February 20, 2001 for failure to file its annual audited consolidated financial statements for the year ended August 31, 2000 and interim unaudited consolidated financial statements for the three month period ended November 30, 2000. These consolidated financial statements were subsequently filed on Sedar by the Company.

On August 27, 2011, the Ontario Securities Commission issued a Revocation Order of the CTO. The Company is now seeking to complete a transaction that would allow the reinstatement of trading privileges on a recognized stock exchange.

Prior to 2002, the Company manufactured, marketed and distributed the SAVE swimming pool intrusion alarm.

The Company is in the process of reorganizing its affairs.

1

SELECTED ANNUAL INFORMATION

For the years ended August 31st	2016	2017
Sales	$Nil	$ Nil
Net Loss and Comprehensive Loss	($157,757)	($187,380)
Loss per share	($0.103)	($0.058)
Total Assets	$726	$599
Current Liabilities	$119,381	$515,624
Total Long Term Debt	$ Nil	$Nil
Cash Dividends	$ Nil	$ Nil
Deficit	($3,712,707)	($3,900,087)

RESULTS OF OPERATION AND QUARTERLY RESULTS

Applied Inventions Management Corp. has incurred administrative costs, professional fees and consulting fees associated with preparing and filing annual audited consolidated financial statements, unaudited interim consolidated financial statements and all other regulatory filing requirements and has continued to accrue interest on its interest bearing shareholder advances and its Multiple and Subordinate Voting Debentures. Professional fees incurred for the nine month period May 31, 2018 were $20,868 (May 31, 2017 - $58,218). Interest accrued on the secured demand Debentures, and Shareholder Advances was $60,746 (May 31, 2017 - $109,938). Bank charges were $101 during the nine month period ended May 31, 2018 (May 31, 2017 - $185).

	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31
	2018	2018	2017	2017	2017	2017	2016	2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Revenue	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL
Net Loss and comprehensive loss	($20,406)	($32,184)	($17,187)	($19,039)	($41,246)	($90,622)	($36,473)	($117,955)
Net Loss per Share	($0.002)	($0.004)	($0.002)	($0.002)	($0.026)	($0.059)	($0.024)	($0.077)
Weighted average shares outstanding	8,228,034	8,228,034	8,228,034	8,228,034	1,527,774	1,527,774	1,527,774	1,527,774

2

LIQUIDITY

The Company has been dependent upon one of its shareholders who is an officer and director of the Company, to provide financing for ongoing administrative expenses and for costs of re- organizing the affairs of the Company. The shareholder, who is an officer and director of the Company, has indicated that he will continue to fund costs anticipated to be approximately $15,000 per annum. However, if the shareholder decides not to fund the ongoing costs, the Company will have to attempt to raise monies to fund ongoing operations from an alternative source. There is no assurance that the Company will be able to raise the required monies at competitive rates to continue operations.

As at May 31, 2018, Shareholder Advances payable which is owing to a principal shareholder who is also a director and officer of the Company was $140,624 (August 31, 2017 - $89,056) including accumulated interest advanced to the Company by the same Shareholder and bears interest at 10% per annum and is secured by a General Security Agreement.

FINANCIAL INSTRUMENTS

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instrument: held to maturity, loans and receivables, fair value through profit or loss (“FVTPL”), available for sale, FVTPL liabilities or other liabilities.

FVTPL assets and liabilities are subsequently measured at fair value with the change in the fair value recognized in net income (loss) during the period.

Held to maturity assets, loans and receivables, and other liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company’s financial assets include cash and professional fees expense recovery while the Company’s financial liabilities include accounts payable and accrued liabilities, shareholder advances, subordinate voting debenture. Classified of these financial instruments is as follows:

Financial Instrument	Classification
Cash	FVTPL
Accounts payable and accrued liabilities	Other liabilities
Shareholder advances	Other liabilities
Subordinate and multiple voting debentures	Other liabilities

Cash is measured at level 1 of the fair value hierarchy. The Company does not have any financial instruments at level 2 or3 of the fair value hierarchy. The three levels of the fair value hierarchy are as follows:

3

Level 1: Values based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Value based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

FINANCIAL RISK MANAGEMENT- LIQUIDITY RISK

Risk management is the responsibility of management who is of the opinion that the Company is exposed to financial risks as described below. The Company's financial instruments comprised of cash, accounts payable and accrued liabilities, Shareholder Advances and Subordinate and Multiple Voting Debentures, approximate fair values due to the relatively short term maturities of the instruments. It is management's opinion that the Company is not exposed to significant interest and currency risks. Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. As at May 31, 2018 the Company had current liabilities of $585,498 (August 31, 2017 - $515,624) and assets of $ 696 (August 31, 2017 - $599). As a result, the Company has liquidity risk and is dependent on obtaining additional financing to meet its current obligations.

Interest rate risk includes the risk that future cash flows or fair value will fluctuate as a result of changes in market interest rates. The Company is not exposed to interest rate risk on its debentures and shareholder loan payable which bear interest at a fixed rate.

The Company’s accounts payable outstanding for over 90 days amount to $6,030 (August 31, 2017 - $19,224).

CAPITAL RISK MANAGEMENT

The Company considers capital stock and deficit to represent capital. As at May 31, 2018 and August 31, 2017 the Company has a shareholders’ deficiency and management’s objective is to maintain its ability to continue as a going concern.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine month period ended May 31, 2018 and the year ended August 31, 2017.

OFF BALANCE SHEET ACTIVITIES

As at May 31, 2018, the Company had no off balance sheet financial commitments and does not anticipate entering into any contracts of such nature.

4

DEBENTURES

On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder who is a director and President of the Company, and to WFE Investments Corp. (“WFE”), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured Subordinate Voting Debenture in the principle amount of $343,154 to the controlling shareholder and a first secured Multiple Voting Debenture in the principle amount of $302,000 to WFE. The debentures bear interest at a rate of 10% per annum. Interest is payable quarterly and the principle amounts outstanding are due on April 27, 2018, the maturity date.

The secured Subordinate Voting Debenture and the Multiple Voting Debenture and any unpaid interest thereon are convertible, at the option of the holders into Subordinate Voting Units and Multiple Voting Units respectively at a conversion price of $0.05 per Subordinate Voting Unit or Multiple Voting Unit respectively prior to the maturity date. Each Subordinate Voting Unit and each Multiple Voting Unit will consist of one Class “A” subordinate voting share and one Class “B” multiple voting share respectively and one detachable share purchase warrant. Each warrant shall entitle the holder thereof to acquire one Class “A” subordinate voting share at a price of $0.06 per share until two years from the date of issuance.

The fair value of the liability component at the time of issue of $275,046 and $242,060 for the Subordinate Voting and Multiple Voting Debentures, respectively, was calculated as the discounted cash flows for the convertible debenture assuming a 22% interest rate which was based on the estimated market interest rate for a convertible debenture without a conversion feature. The fair value of the equity component (conversion feature) of $68,108 and $59,940 for the Subordinate Voting and Multiple Voting Debentures, respectively, was determined at the time of issue as the difference between the fair value of the compound convertible debentures and the fair value of the liability component corresponding to a rate that the Company would have obtained for a similar financing without the conversion option.

On May 30, 2017, the Multiple Voting Debenture and accrued interest thereon was converted into 6,700,260 Class “B” Multiple Voting Units at $0.05 per unit comprising 6,700,260 Multiple Voting Shares and 6,700,260 Class “A” detachable share purchase warrants.

On May 28,2018 the Subordinate Convertible Voting Debenture date was extended to October 27, 2020 on the same terms and conditions.

5

	Subordinate Voting Debenture	Multiple Voting Debenture

Nominal value of debentures issued	$343,154	$302,000
Equity Component	(68,108)	(59,940)
Liability component at date of issue	$275,046	$242,060
Conversion of interest to debenture value	71,496	—
Accretion	83,049	39,333
Conversion	—	(281,393)
Liability component at May 31, 2018	$429,591	$—

RELATED PARTY TRANSACTIONS

Transactions with related parties are listed below and incurred in the normal course of business and are measured at the exchange amount:

a)	As at May 31, 2018 debenture interest expense, accretion expense and shareholder advances expense was $60,746 (May 31, 2017 - $109,938) and is due to the controlling shareholder who is a director and officer or to a company controlled by the controlling shareholder. Actual interest expense of $ 340 (May 31, 2017 - $50,105) has been accrued in respect of the Subordinate and the Multiple Voting Debentures.

b)	As at May 31, 2018 the Company has Shareholder Loans due to the controlling shareholder, officer and director of the Company, consisting of $140,624 (August 31, 2017 - $89,056) advance bearing interest at 10% per annum, advances being secured by a General Security Agreement.

c)	Included in accounts payable and accrued liabilities is $6,030 (August 31, 2017 - $16,030) for the reimbursement of fees and expenses owed to the controlling shareholder who is also a director and officer of the Company.
d)	During the year ended August 31, 2017, the current controlling shareholder who is also a director and officer of the Company forgave $17,900 worth of outstanding payables due to him, or a Company controlled by the controlling shareholder.

6

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in compliance with IFRS requires the Company’s management to make certain estimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions, based in particular on past achievements or anticipations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of the Company’s asset, liabilities, equity or earnings. There have been no judgments made by management in the application of IFRS that have a significant effect on the financial statements for the period ended May 31, 2018 and the year ended August 31, 2017. Actual results could differ from those estimates.

CONTROLS AND PROCEDURES

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with IFRS. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures, for the nature and size of the entity, are effective in providing reasonable assurances that financial information is recorded, processed, summarized and reported in a timely manner.

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, is made known to the Company’s certifying officers. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that these controls and procedures are effective, for the nature and size of the entity, in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTSTANDING SHARE DATA

Common Shares

As at May 31 , 2018 the Company had 388,435 (August 31, 2016 - 388,435) Class “A” Subordinate Voting Shares and 7,839,599 (August 31, 2017 - 7,839,599) Class “B” Multiple Voting Shares issued and outstanding.

On May 30, 2017 the multiple voting debenture and accrued interest of $33,013 were converted into 6,700,260 Multiple Voting Units, comprising 6,700,260 Class “B” Multiple Voting Shares and 6,700,260 Class “A” detachable shares purchase warrants.

7

Stock Options and share purchase warrants

The Company’s stock option plan provides options that can be exercised for a maximum of 10% of the issued and outstanding Class “A” Subordinate Voting Shares and a maximum of 10% of the issued and outstanding Class “B” Multiple Voting Shares on the date of grant.

On April 29, 2016, 150,000 options to purchase Class “A“ shares were granted pursuant to the Company’s stock option plan to directors of the Company. The options were fully vested at the date of granting, have an exercise price of $0.05 per share and expire on April 29, 2021. The fair value of the options granted of $745 is estimated at the time of the grant using the Black-Scholes option pricing model.

On May 30, 2017 6,700,260 Class “A” detachable share purchase warrants were issued. Each warrant shall entitle the holder to acquire one Class “A” subordinate voting share at $0.06 per share until two years from date of issue.

On October 27, 2017, the Company granted 600,000 options to its directors with an exercise price of $0.05 and an expiry date of October 27, 2022.

EXCUSIVITY AGREEMENT

Proposed Transaction

On September 29, 2017, the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) to complete a business combination with a third party (the “Target”), resulting in a reverse takeover of the Company (the “Proposed Transaction”). During the exclusivity period which expired on December 31, 2017, the parties agreed to negotiate a binding agreement to complete the Proposed Transaction. As part of the Exclusivity Agreement the Target agreed to pay certain expenses of the Company during the exclusivity period.

On December 31, 2017, the Exclusivity Agreement expired. Professional fees incurred by the Company amounting to $11,938 with respect to the Potential Transaction were recoverable from the third party and have been paid.

8

OFFICERS AND DIRECTORS

As at May 31, 2018 the officers and directors of the Company include:

Michael Stein	- President and Director
Gabriel Nachman FCPA, FCA	- Acting CFO, Director and Chair of Audit Committee
Nicholas Hariton	- Director
Barry Polisuk	- Director

ADDITIONAL INFORMATION

Additional information relating to the Company is available:

•	On the Internet at the SEDAR website at www.sedar.com or,
•	By contacting Michael Stein at 416-816-9690

9